WELLBROOK PROPERTIES, INC.
2450 Atlanta Highway, Suite 904
Cumming, GA  30044

February 1, 2007

Via EDGAR

Mr. Michael McTiernan

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Wellbrook Properties, Inc.
Registration Statement on Form S-11 (File No. 333-116958)

Dear Mr. McTiernan:

Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Wellbrook Properties, Inc., a Georgia corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-11 (File No. 333-116958), originally filed with the SEC on June 29, 2004 (the “Registration Statement”).

For various business and market reasons, the Company has determined to abandon the proposed offering.  As the Registration Statement was never declared effective, no securities were sold in connection with the proposed registered offering.

The Company believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  If you have any questions or comments about the foregoing, please call the undersigned at (678) 455-1100 or Michael P. Marshall, Jr., Esq. of Miller & Martin PLLC, the Company’s counsel, at (404) 962-6442.

Very truly yours,

WELLBROOK PROPERTIES, INC.

/s/ John T. Ottinger, Jr.
John T. Ottinger, Jr., President and CEO

cc:           Michael P. Marshall, Jr., Esq.